UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 3, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 3, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Analyst / Institutional Investor Meet scheduled between May 31, 2016 to June 10, 2016

Mumbai, June 3, 2016:Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meeting with the Analyst / Institutional Investor for May 31, 2016 to June 10, 2016.

Date	MEETING HAD / AND SCHEDULED	Type

2/6/2016	BIRLA SUN LIFE ASSET MANAGEMENT		MEETING
2/6/2016	CARRHAE CAPITAL		MEETING
2/6/2016	DE SHAW		MEETING
2/6/2016	AMANSA CAPITAL		MEETING
2/6/2016	OXBOW CAPITAL MANAGEMENT		MEETING
2/6/2016	SBI LIFE INSURANCE		MEETING
2/6/2016	PINYIN CAPITAL MANAGEMENT		MEETING
2/6/2016	ASIYA INVESTMENTS		MEETING
2/6/2016	SBI LIFE INSURANCE		MEETING
2/6/2016	RONIT CAPITAL LLP		MEETING
2/6/2016	ELLERSTON CAPITAL		MEETING
2/6/2016	DAIWA ASSET MANAGEMENT		MEETING
2/6/2016	PREMJI INVESTMENTS		MEETING
2/6/2016	SUMITOMO MITSUITRUST BANK		MEETING
2/6/2016	NN INVESTMENT PARTNERS ASIAPACIFIC		MEETING
2/6/2016	RONIT CAPITAL LLP		MEETING
2/6/2016	AUSTRALIANSUPER		MEETING
2/6/2016	SILVARIS CAPITAL MANAGEMENT		MEETING
2/6/2016	STANDARD LIFE INVESTMENTS		MEETING
2/6/2016	SBI LIFE INSURANCE		MEETING
2/6/2016	HAMON INVESTMENT GROUP		MEETING
2/6/2016	MANULIFE ASSET MANAGEMENT		MEETING
2/6/2016	NEWBROOK CAPITAL		MEETING
2/6/2016	CORONATION FUND MANAGERS		MEETING
2/6/2016	ELEPHAS INVESTMENT MANAGEMENT		MEETING
2/6/2016	DE SHAW		MEETING
2/6/2016	RELIANCE CAPITAL		MEETING
2/6/2016	BNP PARIBAS INVESTMENT PARTNERS		MEETING
2/6/2016	NN INVESTMENT PARTNERS ASIA-PACIFIC		MEETING
2/6/2016	GOLDMAN SACHS ASSET MANAGEMENT		MEETING
2/6/2016	INDUS CAPITAL PARTNERS		MEETING
2/6/2016	ZAABA CAPITAL		MEETING
2/6/2016	FIDELITY WORLDWIDE INVESTMENT		MEETING
2/6/2016	CAPITAL WORLD INVESTORS		MEETING
2/6/2016	CREF		MEETING
2/6/2016	EDMOND DE ROTHSCHILD		MEETING
2/6/2016	LAZARD ASSET MANAGEMENT		MEETING
2/6/2016	TEMPLETON		MEETING
2/6/2016	GIC		MEETING
2/6/2016	CAPITAL INTERNATIONAL INVESTORS		MEETING
2/6/2016	FALCON EDGE CAPITAL		MEETING
2/6/2016	DSP BLACKROCK		MEETING
2/6/2016	AZENTUS CAPITAL MANAGEMENT		MEETING
2/6/2016	FALCON EDGE CAPITAL		MEETING
2/6/2016	LONE PINE CAPITAL		MEETING
2/6/2016	SCHRODERS INVESTMENT MANAGEMENT		MEETING
2/6/2016	GLG PARTNERS		MEETING
2/6/2016	AMUNDI ASSET MANAGEMENT		MEETING
6/6/2016	HSBC GLOBAL ASSET MANAGEMENT (UK) Ltd.		CALL
6/6/2016	MACQUARIE FUND MANAGEMENT, HK		MEETING
8/6/2016	AMERICAN CENTURY INVESTMENT MANAGEMENT		MEETING
8/6/2016	ARTISAN PARTNERS		MEETING
8/6/2016	INDUS CAPITAL PARTNERS		MEETING
8/6/2016	JP MORGAN ASSET MANAGEMENT		MEETING
8/6/2016	KINGDON CAPITAL MANAGEMENT		MEETING
8/6/2016	RUANE CUNNIFF & CO.		MEETING
8/6/2016	SEAWOLF CAPITAL		MEETING
8/6/2016	TIGER MANAGEMENT/HOUND PARTNERS		MEETING
9/6/2016	BESSEMER INVESTMENT MANAGEMENT		MEETING
9/6/2016	CAISSE DE DEPOT		MEETING
9/6/2016	TCW ASSET MANAGEMENT (TRUST COMPANY OF THE WEST)		MEETING
9/6/2016	EARNEST PARTNERS		VC - MEETING
9/6/2016	LAZARD ASSET MANAGEMENT		MEETING
9/6/2016	LAZARD ASSET MANAGEMENT LLP (P), USA		MEETING
9/6/2016	ALLIANCE BERNSTEIN PORTFOLIO MANAGER		MEETING
9/6/2016	ARTISAN PARTNERS LIMITED PARTNERSHIP		MEETING
10/6/2016	RATNABALI CAPITAL MARKETS LTD		MEETING
10/6/2016	OPPENHEIMER FUNDS		MEETING
10/6/2016	FRANKLIN MUTUAL ADVISORS		MEETING
10/6/2016	MSD CAPITAL		MEETING
10/6/2016	BLACKROCK FINANCIAL MANAGEMENT		MEETING

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.